SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. 1)*

Allogene Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

019770106
(CUSIP Number)

April 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	019770106

1	NAMES OF REPORTING PERSONS

Gilead Sciences, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,156,689

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,156,689

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,156,689

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.8%[1]

12	TYPE OF REPORTING PERSON*
CO

1
Based on 142,515,938 shares of the common stock of the Issuer (“Common Stock”) issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2021.

Item 1(a)	Name of Issuer:

The name of the issuer is Allogene Therapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at 210 East Grand Avenue, South San Francisco, California 94080.

Item 2(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed by Gilead Sciences, Inc. (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is 333 Lakeside Drive, Foster City, California, 94404.

Item 2(c)	Citizenship:

The Reporting Person is incorporated in the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

019770106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: 1,156,689

(b)	Percent of class: 0.8%[2]

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 1,156,689

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 1,156,689

	(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

2	Based on 142,515,938 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Date: February 10, 2022

GILEAD SCIENCES, INC.
By:	/s/ Andrew D. Dickinson
Name:	Andrew D. Dickinson
Title:	Executive Vice President and Chief Financial Officer